                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-38827

                                  $200,000,000

                                     [LOGO]

                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2004

    This Prospectus relates to the offering by the Selling Securityholders (the "Selling Securityholders") of up to $200,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Tower Automotive, Inc. (the "Company") and the 3,864,734 shares of common stock, par value $.01 per share (the "Common Stock"), of the Company that are issuable upon the conversion of the Notes. See "Selling Securityholders." The Notes are convertible at the option of the holder into shares of Common Stock, at any time on or after the 90th day following the latest date of initial issuance of the Notes and prior to the close of business on the Stated Maturity (as defined) of the Notes, unless previously redeemed or repurchased, at a conversion price (the "Conversion Price") of $51 3/4 per share (equivalent to a conversion rate of
19.3237 shares per $1,000 principal amount of Notes), subject to adjustment in certain events. See "Description of Notes-- Conversion Rights." The Notes and the underlying Common Stock issuable upon the conversion of the Notes are sometimes collectively referred to herein as the "Securities."

    Interest on the Notes is payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 1998. The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after August 1, 2000, at the redemption prices set forth herein, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. The Company will be required to offer to purchase the Notes upon a Change of Control (as defined) at 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. There can be no assurance that the Company will have available financial resources necessary to repurchase the Notes in such circumstances.

    The Notes are general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. In addition, the Notes are effectively subordinated to all of the obligations of the Company's subsidiaries, including trade creditors. The Indenture (as defined) does not restrict the incurrence of Senior Indebtedness (as defined) or other indebtedness by the Company and its subsidiaries. See "Description of Notes."

    The Securities may be sold from time to time pursuant to this Prospectus by the Selling Securityholders in one or more transactions (which may involve one or more block transactions) on the exchange on which the Securities are traded, if any, in the over-the-counter market, in separately negotiated transactions or in a combination of such transactions; that each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices; that some or all of the Securities may be sold through brokers acting on behalf of the Selling Securityholders or to dealers or underwriters for resale by such dealers or underwriters; and that in connection with such sales such brokers, dealers and underwriters may receive compensation in the form of discounts or commissions from the Selling Securityholders and may receive commissions from the purchasers of Securities for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). See "Plan of Distribution."

    The Company will not receive any of the proceeds from the sale of the Securities by the Selling Securityholders. See "Use of Proceeds." The Company has agreed to pay the cost of the registration of the Securities and the preparation of this Prospectus and the Registration Statement under which it is filed. The expenses so payable by the Company are estimated to be approximately $140,000. The Securities offered hereby are not subject to any underwriting agreement.

    On December 2, 1997, the last reported sale price for the Common Stock on the New York Stock Exchange (the "NYSE") (where it trades under the symbol "TWR") was $39.63 per share.

    SEE "RISK FACTORS," BEGINNING ON PAGE 5 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                The date of this Prospectus is December 5, 1997

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission referred to below.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Such reports, proxy statements and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed on April 10, 1997 (Commission File No. 1-12733).

    2. The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 (Commission File No. 1-12733).

    3. The Company's Current Report on Form 8-K, dated April 2, 1997 (Commission File No. 1-12733).

    4. The Company's Current Report on Form 8-K, as amended by Amendment No. 1 to Current Report on Form 8-K/A, each dated April 11, 1997 (Commission File No. 1-12733).

    5. The Company's Current Report on Form 8-K, dated April 18, 1997 (Commission File No. 1-12733).

    6. The Company's Current Report on Form 8-K, dated October 24, 1997 (Commission File No. 1-12733).

    7.  The Company's Proxy Statement, dated April 4, 1997.

    8. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on February 11, 1997.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to: Tower Automotive, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402, Attention: Shareholder Services (telephone number (612) 342-2310).

                                  THE COMPANY

    UNLESS THE CONTEXT INDICATES OTHERWISE, AS USED IN THIS PROSPECTUS THE TERM "COMPANY" REFERS TO TOWER AUTOMOTIVE, INC., ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS. THE COMPANY ACQUIRED TRYLON CORPORATION ("TRYLON") ON JANUARY 16, 1996, MASCOTECH STAMPING TECHNOLOGIES, INC. ("MSTI") ON MAY 31, 1996, SUBSTANTIALLY ALL OF THE ASSETS OF AUTOMOTIVE PRODUCTS COMPANY ("APC"), A DIVISION OF A.O. SMITH CORPORATION ("A.O. SMITH"), ON APRIL 18, 1997 AND SOCIETA INDUSTRIA MECCANICA E STAMPAGGIO S.P.A. ("SIMES") ON MAY 9, 1997. SUCH ACQUISITIONS ARE REFERRED TO HEREIN AS THE "TRYLON ACQUISITION," THE "MSTI ACQUISITION," THE "APC ACQUISITION," AND THE "SIMES ACQUISITION," RESPECTIVELY. UNLESS OTHERWISE INDICATED, FINANCIAL AND OPERATING DATA PRESENTED HEREIN FOR 1996 ON A PRO FORMA BASIS GIVE EFFECT TO THE MSTI ACQUISITION AND THE APC ACQUISITION AS IF THEY HAD EACH OCCURRED AT THE BEGINNING OF THE PERIODS PRESENTED.

    The Company is a leading designer and producer of high-quality body structure components and assemblies used by the major North American automotive original equipment manufacturers ("OEMs"), Ford, Chrysler and General Motors, and certain foreign OEMs with manufacturing operations in North America ("Transplants"), including Honda, Toyota, Nissan and Mazda. The Company's current products range from large structural stampings and assemblies, such as body pillars, chassis, suspension and floor pan components and major housing assemblies, to engineered assemblies, such as hood and deck lid hinges and brake components. On April 18, 1997, the Company acquired A.O. Smith's APC division, a leading manufacturer of light truck frames, automotive engine cradles and other structural and suspension components, assemblies and modules used by major North American OEMs and Transplants. As a result of the APC Acquisition, the Company believes it is one of the largest independent suppliers of structural components and assemblies to the North American automotive market (based on net sales).

    Since its inception in April 1993, the Company's revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. During the last four years, the Company has successfully completed six acquisitions. As a result of such acquisitions and internal growth, the Company's revenues have increased from approximately $86 million in 1993 to approximately $1.3 billion in 1996 (pro forma for the MSTI Acquisition and the APC Acquisition), representing a compound annual growth rate of approximately 148%. The APC Acquisition represents the Company's largest acquisition to date.

    The Company operates in the large and highly fragmented structural segment of the automotive supply industry, which has recently begun to undergo significant consolidation. In order to lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to full-service suppliers who are able to supply larger portions of a vehicle on a global basis. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also full-service design, engineering and program management capabilities. OEMs are increasingly seeking suppliers capable of providing complete systems or modules rather than suppliers who only provide separate component parts. In addition, OEMs are increasingly requiring their suppliers to have the capability to design and manufacture their products in multiple geographic markets. As a full-service supplier with strong OEM relationships, the Company expects to continue to benefit from these trends within the structural segment of the automotive supply industry.

    The Company's business objective is to capitalize on the consolidation, globalization and system/ modular sourcing trends in the automotive supply industry in order to be the leading provider of structural and suspension components to OEMs worldwide. The Company's growth strategy focuses on the identification and pursuit of (i) strategic acquisitions; (ii) modular product opportunities; (iii) increased vehicle penetration; and (iv) "world car" opportunities.

    The Company was formed to acquire R.J. Tower Corporation, the acquisition of which was completed in April 1993 (the "R.J. Tower Acquisition") for an aggregate cost of approximately $26 million. Since the

R.J. Tower Acquisition, the Company has successfully completed six strategic acquisitions and a significant joint venture investment:

    - EDGEWOOD. In May 1994, the Company acquired Edgewood Tool and Manufacturing Company and its affiliate, Ann Arbor Assembly Corporation (collectively, "Edgewood") for approximately $30 million in aggregate consideration.

    - KALAMAZOO. In June 1994, the Company acquired Kalamazoo Stamping and Die Company, a supplier of structural stampings and assemblies, for approximately $12 million in cash.

    - TRYLON. In January 1996, the Company acquired Trylon from MascoTech, Inc. ("MascoTech") for approximately $25 million in cash, including transaction costs.

    - MSTI. In May 1996, the Company acquired MSTI from MascoTech for approximately $79 million (including the payment of related fees and expenses), plus additional earn-out payments if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition.

    - APC. In April 1997, the Company acquired APC from A.O. Smith for approximately $725 million in cash (which included management's estimate of certain post-closing adjustments associated with the net assets of APC at closing).

    - SIMES. In May 1997, the Company acquired SIMES for approximately $51 million in cash, plus up to an additional $3.0 million if SIMES achieves certain operating targets following the acquisition.

    - METALSA. On October 9, 1997, the Company entered into a joint venture with Promotora de Empresas Zano, S.A. de C.V. ("Proeza") pursuant to which the Company acquired a 40% equity interest in Metalsa S.A. de C.V. ("Metalsa"), the largest supplier of vehicle structural components in Mexico. In connection with such agreement, the Company paid Proeza an aggregate of $120 million, with an additional amount of up to $45 million payable based upon the net earnings of Metalsa in 1998, 1999 and 2000.

    The Company's principal executive offices are located at 4508 IDS Center, Minneapolis, Minnesota 55402, and its telephone number is (612) 342-2310.

                                  RISK FACTORS

    THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT. ALSO, DOCUMENTS SUBSEQUENTLY FILED BY THE COMPANY WITH THE COMMISSION AND INCORPORATED HEREIN BY REFERENCE WILL CONTAIN FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT AS WELL AS ON ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY AT THE TIME SUCH STATEMENTS WERE MADE. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTENDS" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH INCLUDE STATEMENTS RELATING TO, AMONG OTHER THINGS, (I) THE INTEGRATION OF THE OPERATIONS OF APC WITH THOSE OF THE COMPANY; (II) THE STRATEGIC BENEFITS OF THE APC ACQUISITION; AND (III) THE COMPANY'S ABILITY TO CONTINUE TO IMPLEMENT ITS BUSINESS AND GROWTH STRATEGY. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW, THE MATTERS SET FORTH OR INCORPORATED IN THE PROSPECTUS GENERALLY AND CERTAIN ECONOMIC AND BUSINESS FACTORS, SOME OF WHICH MAY BE BEYOND THE CONTROL OF THE COMPANY. THE COMPANY CAUTIONS THE READER, HOWEVER, THAT THIS LIST OF FACTORS MAY NOT BE EXHAUSTIVE, PARTICULARLY WITH RESPECT TO FUTURE FILINGS WITH THE COMMISSION. IN ANALYZING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, ALONG WITH THE OTHER MATTERS REFERRED TO HEREIN, THE RISK FACTORS DESCRIBED BELOW.

RISKS ASSOCIATED WITH LEVERAGE

    The APC Acquisition significantly increased the Company's debt service obligations. As of September 30, 1997, the Company had total outstanding indebtedness of approximately $607 million, or approximately 55% of the Company's total capitalization. In addition, the Company may incur additional indebtedness through borrowings of up to $346 million under its bank credit agreement (the "Credit Agreement"), subject to the satisfaction of certain financial tests. The degree to which the Company is leveraged could have important consequences to the holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited or impaired; (ii) the Company's operating flexibility with respect to certain matters is limited by covenants contained in the Credit Agreement, which limit the ability of the Company's operating subsidiaries to incur additional indebtedness and contingent liabilities, grant liens, pay dividends, make investments, prepay other indebtedness or engage in certain asset sales, acquisitions, joint ventures, mergers and consolidations; and (iii) the Company's degree of leverage may make it more vulnerable to economic downturns, may limit its ability to pursue other business opportunities and may reduce its flexibility in responding to changing business and economic conditions.

    The Company may seek growth through selective acquisitions. The Company could incur substantial indebtedness in connection with an acquisition, in which event the Company's leverage would be increased. Following the completion of the sale of the Notes offered hereby, the Company may seek to refinance a portion of its borrowings under the Credit Agreement to increase its financial flexibility and to extend the maturity of such borrowings. Such refinancing could increase the Company's overall interest expense.

RELIANCE ON MAJOR CUSTOMERS AND SELECTED MODELS

    Ford, Chrysler and General Motors accounted for approximately 67%, 10% and 4%, respectively, of the Company's revenues during 1996 and approximately 53%, 17% and 17%, respectively, on a pro forma basis. Although the Company has contracts with many of its customers, such contracts provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. The loss of any one of its major customers or a significant decrease in demand for certain key models or a group of related models sold by any of its major customers could have a material adverse effect on the Company. There is substantial and continuing pressure from OEMs to reduce costs, including the cost of products purchased from outside suppliers such as the Company. Certain of the Company's products are sold under long-term agreements that require the Company to provide annual cost reductions to such purchasers (directly through price reductions or indirectly through suggestions regarding manufacturing efficiencies or other cost savings) by certain percentages each year. There can be no assurance that the Company will be able to generate such cost savings in the future. If the Company were unable to generate sufficient production cost savings in the future to offset such price reductions, the Company's gross margin could be adversely affected.

RISKS RELATED TO INDUSTRY CYCLICALITY AND SEASONALITY

    The automotive market is highly cyclical and is dependent on consumer spending. Economic factors adversely affecting automotive production and consumer spending could adversely impact the Company. In addition, the Company's business is somewhat seasonal. The Company typically experiences decreased revenue and operating income during the third quarter of each year due to the impact of OEM plant shutdowns in July for vacations and model changeovers. The Company expects such seasonality to continue following the APC Acquisition.

FAILURE TO REALIZE BENEFITS OF APC ACQUISITION

    There can be no assurance that the anticipated benefits of the APC Acquisition will be realized or that the combination of the Company and APC will be successful. The Company completed the APC Acquisition on April 18, 1997 and is currently in the process of integrating the operations of APC and the Company. There can be no assurance, however, that the Company will not experience difficulties in integrating the operations of APC with those of the Company or that the anticipated cost savings from such integration will be realized. The integration of APC will require the experience and expertise of certain key managers of APC who are expected to be retained by the Company. There can be no assurance that the APC managers retained by the Company will remain with the Company for the time period necessary to successfully integrate APC into the Company.

RISKS ASSOCIATED WITH OBTAINING BUSINESS FOR NEW AND REDESIGNED MODEL
  INTRODUCTIONS

    The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such models to the public. There can be no assurance that the Company will be successful in obtaining significant new business on new models and in supplying additional parts for existing models as they are redesigned by their customers. The failure of the Company to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect the Company.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

    Acquiring businesses that complement the Company's existing business has been and will continue to be an important element of the Company's strategy for achieving profitable growth. There can be no assurance that suitable acquisition candidates will be identified and acquired in the future, that financing for any such acquisitions will be available on satisfactory terms, that the Company will be able to accomplish its strategic objectives as a result of any such acquisition or that any business or assets acquired by the Company will be integrated successfully into the Company's operations. The Company is continually evaluating possible acquisitions and engages in discussions with acquisition candidates from time to time. The Company is currently pursuing preliminary discussions with potential acquisition candidates.

RISKS FROM COMPETITION

    The automotive components supply industry is highly competitive. Some of the competitors of the Company, including certain divisions of its OEM customers, are larger and have greater financial and other resources than the Company. There can be no assurance that the Company will be able to maintain its current competitive position and continue to supply its products to OEMs.

HOLDING COMPANY STRUCTURE

    The Company is a holding company with no significant business operations other than holding the capital stock of R.J. Tower Corporation, a Michigan corporation ("R.J. Tower"). In repaying its indebtedness, including the Notes, the Company must rely on dividends and other payments made to it by R.J. Tower. In addition to conducting operations, R.J. Tower holds the capital stock of the Company's other operating subsidiaries.

    The holders of the Notes have no direct claims against the Company's subsidiaries. The ability of the Company's subsidiaries to make payments to the Company will be affected by the obligations of such subsidiaries to their creditors. Claims of holders of indebtedness of the Company, including the Notes, against the cash flow and assets of the Company's subsidiaries will be effectively subordinated to claims of such creditors. In addition, the rights of the holders of the Notes to participate in the assets of any subsidiary of the Company upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors. At September 30, 1997, subsidiaries of the Company had approximately $781 million of indebtedness and other obligations outstanding. The ability of the Company's subsidiaries to make payments to the Company will also be subject to, among other things, applicable state corporate laws and contractual restrictions. State corporate law applicable to the Company's subsidiaries generally prohibits the payment of dividends by any given subsidiary unless such subsidiary has capital surplus or net profits in the current or immediately preceding year. In addition, the payment of cash dividends to the Company by such operating subsidiaries is limited by the terms of the Credit Agreement. The Credit Agreement has been amended to permit the distribution of cash from such subsidiaries to the Company for the purpose of paying interest on the Notes and the principal thereof at their Stated Maturity. The indenture under which the Notes were issued (the "Indenture") does not limit the ability of the Company's subsidiaries to incur such restrictions in the future.

SUBORDINATION

    The Notes are subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be structurally subordinated to all liabilities, including trade payables, of the Company's subsidiaries. As of September 30, 1997, the Company and its subsidiaries had approximately $781 million of consolidated indebtedness and other obligations effectively ranking senior to the Notes. The Indenture does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Indebtedness has been paid in full and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. See "Description of Notes--Subordination."

ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE IN CONTROL OR ADVERSELY
  IMPACT THE STOCK PRICE

    Certain provisions of the Company's Amended and Restated Certificate of Incorporation, which permit the Board of Directors to issue up to 5,000,000 shares of preferred stock without further stockholder approval, as well as certain provisions of the Delaware General Corporation Law, could have the effect of deterring hostile takeovers or delaying, deterring or preventing a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over current market prices. In addition, the issuance of preferred stock to delay, deter or prevent a change of control could have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock."

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results, changes in earnings estimated by securities analysts or the Company's ability to meet those estimates, publicity regarding the automotive industry and other factors, some of which may be beyond the Company's control. There can be no assurance that the market price of the Common Stock will not decline below the price at which the shares of the Common Stock are currently being traded. In addition, the stock markets have from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock.

LIMITATIONS ON REPURCHASE OF NOTES UPON CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, the Company will be required to offer to purchase the Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the Company's repurchase of the Notes as a result of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time. Failure of the Company to purchase tendered Notes would constitute an Event of Default under the Indenture. See "Description of Notes--Repurchase of Notes at the Option of the Holder Upon a Change of Control."

ABSENCE OF EXISTING MARKET FOR NOTES

    The Notes constitute a new issue of securities with no established trading market. The Initial Purchasers advised the Company at the time of their purchase that, following completion of the sale of the Notes, they intended to make a market in the Notes. Such market-making, however, may be suspended by the Initial Purchasers at anytime without notice.

    Prior to the effectiveness of the Registration Statement, the Notes were eligible for trading through the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market; however, the Notes sold hereunder will no longer be eligible for trading through the PORTAL market and no assurance can be given that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling, or an inability to sell, the Notes. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Securities by the Selling Securityholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                        NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                       ----------------------------------------------  --------------------
                                                                                          PRO FORMA
                                                         1994       1995       1996        1996(1)       1996       1997
                                                       ---------  ---------  ---------  -------------  ---------  ---------
Ratio of earnings to fixed charges (3)...............       6.3x       6.2x       5.0x         2.7x         4.7x       2.8x


                                                         PRO FORMA
                                                          1997(2)
                                                       -------------
Ratio of earnings to fixed charges (3)...............         2.4x

------------------------

(1) The unaudited pro forma data for the year ended December 31, 1996 reflect:
    (i) the MSTI Acquisition (including related financing transactions); (ii) the APC Acquisition; (iii) the sale by the Company of 2,232,900 shares of Common Stock in June 1996 (the "1996 Offering") and the application of the proceeds therefrom; (iv) the refinancing of the Company's old credit agreement (the "Old Credit Agreement") and the redemption of the Company's senior notes (the "Senior Notes") in connection with the APC Acquisition;
    (v) the sale by the Company of 8,500,000 shares of Common Stock in April 1997 (the "1997 Offering") and the application of the proceeds therefrom; and (vi) the sale of the Notes and the application of the net proceeds therefrom, as if such transactions had occurred on January 1, 1996. The Company acquired Trylon on January 16, 1996. Results of operations of Trylon for the period January 1, 1996 through the acquisition date are not material and therefore have not been included in the Company's pro forma results of operations for the year ended December 31, 1996. The results of operations of SIMES have not been included in the Company's pro forma results of operations for the year ended December 31, 1996 or the three months ended June 30, 1997 because such results are not material.

(2) The unaudited pro forma data for the nine months ended September 30, 1997 reflect: (i) the APC Acquisition; (ii) the refinancing of the Company's Old Credit Agreement and the redemption of the Senior Notes in connection with the APC Acquisition; (iii) the 1997 Offering and the application of the proceeds therefrom; and (iv) the sale of Notes and the application of the net proceeds therefrom, as if such transactions occurred on January 1, 1997.

(3) Calculated by dividing earnings by total fixed charges. Earnings consist of net income plus income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, amortization of deferred expense and a portion of rent expense that can be demonstrated to be representative of the interest factor in the particular case.

                              DESCRIPTION OF NOTES

    Set forth below is a summary of certain provisions of the Notes. The Notes were issued pursuant to an Indenture, dated as of July 28, 1997, by and between the Company and The Bank of New York, as trustee (the "Trustee"). The Notes were originally sold by the Company on July 29, 1997 (the "Initial Offering") to Donaldson, Lufkin & Jenrette Securities Corporation, Robert W. Baird & Co. Incorporated, PaineWebber Incorporated and BT Securities Corporation (collectively, the "Initial Purchasers"). The Initial Purchasers subsequently resold the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, to a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and, outside the United States, to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

    The following summary of the Notes, the Indenture and the Registration Rights Agreement among the Company and the Initial Purchasers does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all of the provisions of the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms. Copies of the Indenture and the Registration Rights Agreement have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture or the Registration Rights Agreement, as appropriate. As used in this section, the "Company" refers to Tower Automotive, Inc., exclusive of its subsidiaries. Wherever particular provisions or defined terms of the Indenture (or the form of Note which is part thereof) or the Registration Rights Agreement are referred to in this summary, such provisions or defined terms are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference. Certain definitions of terms used in the following summary are set forth under "--Certain Definitions" below.

GENERAL

    The Notes are general unsecured obligations of the Company, limited in aggregate principal amount to $200,000,000. The Notes are subordinated in right of payment to all Senior Indebtedness of the Company, as described under "Subordination" below. The Notes have been issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

    The Notes will mature on August 1, 2004. The Notes bear interest at the rate of 5.0% per annum from July 29, 1997, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on February 1 and August 1 of each year, commencing February 1, 1998, to the persons in whose names such Notes are registered at the close of business on the January 15 and July 15 immediately preceding such Interest Payment Date. Principal of, premium, if any, and interest on, and liquidated damages with respect to, the Notes will be payable, the Notes will be convertible and the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    At the option of the Company, payment of interest and liquidated damages may be made by check mailed to the Holders of the Notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located in New York City.

    The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change of control of the Company, except to the limited extent described under "--Repurchase of Notes at the Option of the Holder Upon a Change of Control" below.

CONVERSION RIGHTS

    Each Holder of Notes will have the right at any time on or after the 90th day following the latest date of initial issuance of the Notes and prior to the close of business on the Stated Maturity of the Notes, unless previously redeemed or repurchased, at the Holder's option, to convert any portion of the principal amount thereof that is an integral multiple of $1,000 into shares of Common Stock at any time at the Conversion Price set forth on the cover page of this Prospectus (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on the fifth Business Day, respectively, immediately prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

    In the case of any Note that has been converted after any Record Date, but on or before the next Interest Payment Date, interest, the stated due date of which is on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note who is a Holder on such Record Date. Any Note converted after any Record Date but before the next Interest Payment Date (other than Notes called for redemption or subject to a

Repurchase Offer during the period from the Record Date to and including the fifth Business Day after the next succeeding Interest Payment Date) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion; provided no such payment shall be required with respect to interest payable on August 1, 2000. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock (determined in accordance with the Indenture) at the close of business on the day of conversion. As a result of the foregoing provisions, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, except for Notes that are called for redemption or subject to a Repurchase Offer during the period from the Record Date to and including the fifth Business Day after the Interest Payment Date to which it relates.

    The Conversion Price will be subject to adjustment in certain events, including (a) any payment of a dividend (or other distribution) payable in Common Stock on any class of Capital Stock of the Company, (b) any issuance to all or substantially all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price of Common Stock (determined in accordance with the Indenture), provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur, (c) certain subdivisions, combinations or reclassifications of Common Stock, (d) any distribution to all or substantially all holders of Common Stock of evidences of indebtedness, shares of Capital Stock other than Common Stock, cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and excluding dividends and distributions paid exclusively in cash and in mergers and consolidations to which the third succeeding paragraph applies), (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the third succeeding paragraph applies) to all or substantially all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender or exchange offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution, and (f) the completion of a tender or exchange offer made by the Company or any of its subsidiaries for Common Stock that involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender or exchange offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted.

    In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the Conversion Price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock.

    The Company, from time to time and to the extent permitted by law, may reduce the Conversion Price by any amount for any period of at least 20 Business Days, in which case the Company shall give at least 15 days notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States federal income tax purposes. See "Certain United States Federal Income Tax Consequences."

    In case of any reclassification or change of outstanding shares of Common Stock issuable upon conversion (other than certain changes in par value) or consolidation or merger of the Company with or into another Person or any merger of another Person with or into the Company (other than a merger which does not result in any reclassification, change, conversion, exchange or cancellation of outstanding shares of Common Stock), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto, after giving effect to any adjustment event; provided, that if the kind or amount of securities, cash and other property is not the same for each share of Common Stock held immediately prior to such reclassification, change, consolidation, merger, sale, transfer or conveyance, any Holder who fails to exercise any right of election shall receive per share the kind and amount of securities, cash or other property received per share by a plurality of non-electing shares.

    The Company will cause all registrations to be made with, and will obtain any approvals by, any governmental authority under any Federal or state law of the United States that may be required in connection with the conversion of the Notes into Common Stock. If at any time during the two-year period following the Closing Date a registration statement under the Securities Act covering the shares of Common Stock issuable upon conversion of the Notes is not effective or is otherwise unavailable for effecting resales of such shares, shares of Common Stock issued upon conversion of the Notes ("Restricted Shares") may not be sold or otherwise transferred except in accordance with or pursuant to an exemption from, or otherwise in a transaction not subject to, the registration requirements of the Securities Act and, if a registration statement under the Securities Act is not effective or is otherwise unavailable for effecting resales of such shares at the time of a conversion, the Restricted Shares will bear a legend to that effect. The Transfer Agent for the Common Stock will not be required to accept for registration or transfer any Restricted Shares, except upon presentation of satisfactory evidence that these restrictions on transfer have been complied with, all in accordance with such reasonable regulations as the Company may from time to time agree with the Transfer Agent. Under certain circumstances, the holders of the Restricted Shares will be entitled to liquidated damages during such period. See "--Registration Rights."

SUBORDINATION

    The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes are structurally subordinated in right of payment to all liabilities (including trade payables) of the Company's subsidiaries. At September 30, 1997, the Company and its subsidiaries had approximately $781 million of consolidated indebtedness and other obligations ranking senior to the Notes. The Indenture does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries or the ability of the Company to transfer assets or business operations to its subsidiaries, subject to the provisions described under "--Repurchase of Notes at the Option of the Holder Upon a Change of Control" and "--Limitation on Merger, Sale or Consolidation" below.

    The Indenture will provide that no payment may be made by the Company on account of the principal of, premium, if any, interest on, or liquidated damages with respect to, the Notes, or to acquire any of the Notes (including repurchases of Notes at the option of the Holder) for cash or property (other than Junior Securities), or on account of the redemption provisions of the Notes, (i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on such Senior Indebtedness are first paid in full (or such payment is duly provided for), or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (collectively, a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist. The payment of cash, property or securities (other than Junior Securities) upon conversion of a Note will constitute payment on a Note and therefore will be subject to the subordination provisions in the Indenture.

    Upon (i) the happening of an event of default (other than a Payment Default) that permits, or would permit with (a) the passage of time, (b) the giving of notice, (c) the making of any payment of the Notes then required to be made or
(d) any combination thereof (collectively, a "Non-Payment Default"), the holders of Senior Indebtedness having a principal amount then outstanding in excess of $10.0 million (or with respect to which Senior Indebtedness the holders are obligated to lend in excess of $10.0 million principal amount) or their representative immediately to accelerate its maturity and (ii) written notice of such Non-Payment Default given to the Company and the Trustee by the holders of an aggregate of at least $10.0 million outstanding principal amount (or commitments to lend up to $10.0 million in Senior Indebtedness) of such Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such Non-Payment Default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company on account of the principal of, premium, if any, interest on, or liquidated damages with respect to, the Notes, or to acquire or repurchase any of the Notes for cash or property, or on account of the redemption provisions of the Notes, in any such case other than payments made with Junior Securities. Notwithstanding the foregoing, unless (i) the Senior Indebtedness in respect of which such Non-Payment Default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes. Not more than one Payment Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Indebtedness during such period. In no event, however, may the total number of days during which any Payment Blockage Period or Payment Blockage Periods are in effect exceed 179 days in the aggregate during any consecutive 365-day period.

    In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than Junior Securities) shall be received by the Trustee or the Holders or any Paying Agent (as defined therein) at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness of the Company, and shall be paid or delivered by the Trustee or such Holders or such Paying Agent, as the case may be, to the holders of the Senior Indebtedness of the Company remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness of the Company may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness of the Company held or represented by each, for application to the payment of all Senior Indebtedness of the Company remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Indebtedness in full after giving effect to any concurrent payment and distribution, or provision therefor, to the holders of such Senior Indebtedness.

    Upon any distribution of assets of the Company upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshaling of assets or liabilities (i) the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full (or have such payment duly provided for) before the Holders are entitled to receive any payment on account of the principal of, premium, if any, interest on, and liquidated damages with respect to, the Notes (other than Junior Securities) and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Junior Securities) to which the Holders or the Trustee on behalf of the Holders would be entitled (by setoff or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness of the Company or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

    No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, interest on, and liquidated damages with respect, to the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any Holder, subject to the preceding paragraphs, to pursue any other rights or remedies with respect to the Notes.

    As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its subsidiaries or a marshaling of assets or liabilities of the Company and its subsidiaries, Holders of Notes may receive ratably less than other creditors.

    The Company's ability to meet its cash obligations in the future will be dependent upon the ability of its subsidiaries to make cash distributions to the Company. The ability of its subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of state law and contractual provisions. The Indenture will not limit the ability of the Company's subsidiaries to incur such contractual restrictions in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. The Notes, therefore, will be structurally subordinated to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a claim.

REDEMPTION AT THE COMPANY'S OPTION

    The Notes will not be subject to redemption prior to August 1, 2000 and will be redeemable thereafter at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice to each Holder, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing August 1 of the years indicated below, in each case (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment

Date that is on or prior to such Redemption Date) together with accrued and unpaid interest and liquidated damages, if any, to, but excluding, the Redemption Date:

YEAR                                                                                PERCENTAGE
----------------------------------------------------------------------------------  -----------
2000..............................................................................     102.857%
2001..............................................................................     102.143
2002..............................................................................     101.429
2003..............................................................................     100.714
2004..............................................................................     100.000

    In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

    The Notes will not have the benefit of any sinking fund.

    Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption (the "Redemption Date"), to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest and liquidated damages, if any, to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

    The Indenture provides that in the event that a Change of Control has occurred, the Company is required to make an irrevocable and unconditional offer to purchase (the "Repurchase Offer") all Notes on the date (the "Repurchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest and liquidated damages, if any, to (but excluding) the Repurchase Date. A Holder may accept the Repurchase Offer with respect to all or a portion of its Notes (provided that the principal amount of such Notes must be $1,000 or an integral multiple thereof). The Repurchase Offer shall be made within 25 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement except to the extent that a longer period is required by applicable law (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended as so required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 60 Business Days of the Change of Control.

    On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price (together with accrued and unpaid interest and liquidated damages, if any) of all Notes so tendered and (iii) deliver to the Trustee the Notes so accepted, together with an officers' certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest and liquidated damages, if any), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

    The phrase "all or substantially all" of the assets of the Company, as included in the definition of Change of Control, is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

    The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Initial Purchasers.

    The provisions of the Indenture relating to a Change of Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control. Moreover, certain events with respect to the Company which may involve an actual change of control of the Company may not constitute a Change of Control for purposes of the Indenture.

    The Company may not have sufficient financial resources available to fulfill its obligation to repurchase the Notes upon a Change of Control or to repurchase other debt securities of the Company or its subsidiaries providing similar rights to the holders thereof. The right to require the Company to repurchase Notes as a result of the occurrence of a Change of Control could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provision of the Notes. Failure of the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the Change of Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes could, absent a waiver, be blocked by the subordination provisions of the Notes. See "--Subordination" above.

    Except as described herein, no modification of the Indenture provisions on repurchase at the option of any Holder of a Note upon a Change of Control that adversely affects a Holder is permissible without the consent of the Holder of the Note so affected. In the event of a Change of Control, if Holders of in excess of two-thirds of the outstanding aggregate principal amount of the Notes so determine at any time following the occurrence of such Change of Control and before the close of business on the Business Day immediately preceding the Repurchase Date, such event shall not be treated as a Change of Control for purposes of the Indenture. In such event, (i) the Company shall not be required to make the Repurchase Offer, (ii) to the extent the Repurchase Offer has already been made, such Repurchase Offer shall be deemed revoked, and (iii) to the extent any Notes have been tendered in response to any such revoked Repurchase Offer, such tender shall be rescinded and the Notes so tendered shall be promptly returned to the Holders thereof. For purposes of any such determination by the Holders of the outstanding Notes, Notes held by the Company or an Affiliate of the Company (including any Person that would become an Affiliate of the Company (or its successor) as a consequence of the event or series of events that otherwise would be treated as a Change of Control for purposes of the Indenture) shall be disregarded.

    To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Notes at the option of the Holders upon a Change of Control.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

    The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into, or sell, lease, convey or transfer all or substantially all of its assets (on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons (other than to its wholly owned subsidiaries), unless (i) either (a) in the case of a merger or consolidation the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture; and (ii) no Default or Event of Default shall exist immediately before or after giving effect to such transaction.

    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction.

REPORTS

    Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee, within 15 days after it is or would have been required to file such with the Commission, annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission and, in each case, together with a management's discussion and analysis of financial condition and results of operations as such would be so required.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture will define an Event of Default as (i) the failure by the Company to pay any installment of interest on, or liquidated damages with respect to, the Notes as and when due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal of, or premium, if any on the Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, pursuant to any Repurchase Offer or otherwise,
(iii) the failure of the Company to perform any conversion of Notes required under the Indenture and the continuance of any such failure for 30 days, (iv) the failure by the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding,
(v) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries (as defined), (vi) failure of the Company or any Significant Subsidiary to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (other than nonrecourse obligations) in an amount in excess of $25 million and continuance of such failure for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes outstanding, (vii) default by the Company or any Significant Subsidiary with respect to any Indebtedness (other than non-recourse obligations), which default results in the acceleration of Indebtedness in an amount in excess of $25 million without such Indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes outstanding and
(viii) final unsatisfied judgments not covered by insurance aggregating in excess of $25 million, at any one time rendered against the Company or any of its Significant Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture will provide that if a default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of the Holders, except in the case of a default in the payment of the principal of, premium, if any, or interest on or liquidated damages with respect to, any of the Notes when due or in the payment of any redemption or repurchase obligation.

    The Indenture will provide that if an Event of Default occurs and is continuing (other than an Event of Default specified in clause (v) above with respect to the Company), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and accrued interest and liquidated damages, if any, thereon to be due and payable immediately. If an Event of Default specified in clause (v) above with respect to the Company occurs, all principal and accrued interest and liquidated damages, if any, will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on, and liquidated damages with respect to, the Notes that have become due solely by such acceleration, have been cured or waived.

    Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of or interest on, or liquidated damages with respect to, any Note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

    The Indenture provides that no Holder may pursue any remedy under the Indenture, except for a default in the payment of principal, premium, if any, or interest or liquidated damages, if any, on the Notes, unless the Holder gives to the Trustee written notice of a continuing Event of Default, the Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy, such Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense, the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity, and the Trustee shall not have received a contrary direction from the Holders of a majority in principal amount of the outstanding Notes.

AMENDMENTS AND SUPPLEMENTS

    The Indenture contains provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of any Note or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the conversion of any Note or the enforcement of any such payment on or after the due date thereof (including, in the case of redemption, on or after the Redemption Date), or reduce the Repurchase Price, or alter the Repurchase Offer (other than as set forth herein) or redemption provisions in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or
(iii) adversely affect the right of such Holder to convert Notes. A supplemental indenture entered into in compliance with the "Limitation on Merger, Sale or Consolidation" covenant would not require the consent of the Noteholders.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

    The Indenture provides that no stockholder, employee, officer, director or partner, as such, past, present or future of the Company or any successor corporation shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his, her or its status as such stockholder, employee, officer, director or partner.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange the Notes in accordance with the Indenture. The Company or Trustee may require a Holder, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Notes selected for redemption. Also, the Company is not required to transfer or exchange any Notes for a period of 15 days before the mailing of a Repurchase Offer or notice of redemption.

    The registered holder of a Note may be treated as the owner of it for all purposes.

BOOK ENTRY, DELIVERY AND FORM

    Notes that were initially held by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs"), and Notes that were initially held by institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, were evidenced by one or more global Notes (the "U.S. Global Note"), which has been deposited on the Closing Date with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of Cede & Co. ("Cede") as the Depositary's nominee. Notes held by persons who acquired such Notes in compliance with Regulation S under the Securities Act (a "Non-U.S. Person") were initially evidenced by one or more global Notes (the "Regulation S Global Note"), which will be deposited on the Closing Date with, or on behalf of, the Depositary and registered in the name of Cede as the Depositary's nominee, for the accounts of the Euroclear System ("Euroclear") and Cedel, S.A. ("Cedel"). Beneficial interests in the Regulation S Global Note may only be held through Euroclear or Cedel, and any resale or transfer of such interests to U.S. persons shall only be permitted as described below. The U.S. Global Note and the Regulation S Global Note are hereinafter collectively referred to as the "Global Note." Except as set forth below, the Global Note may be transferred, in whole or in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

    QIBs and institutional "accredited investors" may hold their interests in the U.S. Global Note directly through the Depositary if such holder is a participant in the Depositary, or indirectly through organizations which are participants in the Depositary (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with the Depositary's rules and will be settled in Federal funds.

    Non-U.S. Persons may hold their interest in the Regulation S Global Note directly through Cedel or Euroclear, or indirectly through organizations that are participants in Cedel or Euroclear. Cedel and Euroclear will hold interests in the Regulation S Global Note on behalf of their participants through the Depositary. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    The Depositary has advised the Company that it is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants (including Euroclear and Cedel). The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. QIBs and institutional "accredited investors" may elect to hold Notes purchased by them through the Depositary. QIBs and institutional "accredited investors" who are not Participants may beneficially own securities held by or on behalf of the Depositary only through Participants or Indirect Participants.

    The Company expects that pursuant to procedures established by the Depositary, (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with an interest in the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

    So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

    Payments with respect to the principal of, premium, if any, interest on, and liquidated damages with respect to, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including, principal, premium, if any, interest, or liquidated damages with respect thereto), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

    Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

    If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by the Depositary of the Global Note, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by the Global Note. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

REGISTRATION RIGHTS

    The Company and the Initial Purchasers entered into the Registration Rights Agreement on the Closing Date. Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission as promptly as practicable after the Closing Date a shelf registration statement under the Securities Act (the "Shelf Registration Statement") on Form S-1, Form S-2 or Form S-3, as determined by the Company, if the use of such form is then available, to cover resales of Transfer Restricted Securities by the holders thereof. The Company has agreed to use all reasonable efforts to cause the applicable registration statement to be declared effective by the Commission as soon as practicable after the date of filing and to keep the Shelf Registration Statement effective until the earlier of such date that is two years after the Closing Date or until the Shelf Registration Statement is no longer required for resales of the Notes or the Common Stock. For purposes of the foregoing, "Transfer Restricted Securities" means each Note and share of Common Stock issued upon conversion thereof until the date on which such Note or share of Common Stock has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or the date on which such Note or share of Common Stock is distributed to the public pursuant to Rule 144 under the Securities Act or is salable pursuant to Rule 144(k) under the Securities Act (or any similar provisions then in force).

GOVERNING LAW

    The Indenture and the Notes provide that they are to be governed in accordance with the laws of the State of New York.

THE TRUSTEE

    The Indenture contains certain limitations on the right of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

    In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

CERTAIN DEFINITIONS

    "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

    "Capitalized Lease Obligation" means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as a capital lease obligation under GAAP.

    "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

    "Change of Control" means (i) an event or series of events as a result of which any "person" or group, (as such terms are used in Sections 13(d)(3) and 14(d) of the Exchange Act) (excluding the Company or any wholly-owned subsidiary thereof) is or becomes, directly or indirectly, the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable) of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors, managers or trustees, as applicable, of the Company or any successor entity ("Voting Stock"), (ii) the completion of any consolidation with or merger of the Company into any other Person, or sale, conveyance, transfer or lease by the Company of all or substantially all of its assets to any Person, or any merger of any other Person into the Company in a single transaction or series of related transactions, and, in the case of any such transaction or series of related transactions, the outstanding Common Stock of the Company is changed or exchanged, unless the stockholders of the Company immediately before such transaction own, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the Person resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iii) such time as the Continuing Directors (as defined) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change of Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the 10 trading days immediately preceding the Change of Control is at least equal to 105% of the Conversion Price in effect on such day, or (y) with respect to a merger or consolidation otherwise constituting a Change of Control described in clause
(ii) above, at least 90% of the consideration in such transaction or transactions consists of common stock or securities convertible into common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market.

    "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on the date of initial issuance of the Notes or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election.

    "Disqualified Capital Stock" means, with respect to the Company, Capital Stock of the Company that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by the Company, in whole or in part, on or prior to the Stated Maturity of the Notes, provided that only the portion of such Capital Stock which is so convertible, exercisable, exchangeable or redeemable or subject to repurchase prior to such Stated Maturity shall be deemed to be Disqualified Capital Stock.

    "Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such person, (i) in respect of borrowed money (whether or not the lender has recourse to all or any portion of the assets of such person), (ii) evidenced by credit or loan agreements, bonds, notes, debentures or similar instruments (including, without limitation, notes or similar instruments given in connection with the acquisition of any business, properties or assets of any kind), (iii) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (iv) for the payment of money relating to a Capitalized Lease Obligation, or (v) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all obligations of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (c) all net obligations of such person under Interest Swap and Hedging Obligations; (d) all liabilities of others of the kind described in the preceding clauses (a), (b) or
(c) that such person has guaranteed or that is otherwise its legal liability, or which is secured by a lien on property of such person, and all obligations to purchase, redeem or acquire any Capital Stock; and (e) any and all deferrals, renewals, extensions, modifications, replacements, restatements, refinancings and refundings (whether direct or indirect) of, or any indebtedness or obligation issued in exchange for, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties.

    "Interest Swap and Hedging Obligations" means the obligations of any Person under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement or other interest rate hedge agreement, interest rate collar agreement or other similar agreement or arrangement to which such Person is a party or beneficiary.

    "Junior Securities" means any Qualified Capital Stock (as defined) and any Indebtedness of the Company that is fully subordinated in right of payment to the Notes and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Notes.

    "Qualified Capital Stock" means any Capital Stock of the Company that is not Disqualified Capital Stock.

    "Senior Indebtedness" means all obligations of the Company to pay the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness provides that such Indebtedness is not senior or superior in right of payment to the Notes or which is pari passu with, or subordinated to, the Notes; provided that in no event shall Senior Indebtedness include (a) Indebtedness of the Company owed or owing to any Subsidiary of the Company or any officer, director or employee of the Company or any Subsidiary of the Company, (b) Indebtedness representing or with respect to any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services, (c) any liability for taxes owed or owing by the Company or any

Subsidiary of the Company or (d) Indebtedness of the Company under the Edgewood Notes (as defined herein).

    "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" of the Company within the meaning of Rule 1.02(w) of Regulation S-X promulgated by the Commission as in effect as of the date of the Indenture.

    "Stated Maturity" when used with respect to any Note means August 1, 2004.

    "Subsidiary" with respect to any person, means (i) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner and owns alone or together with one or more Subsidiaries of such person a majority of the partnership interests, or (iii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, $.01 par value per share, of which 22,868,872 shares were issued and outstanding as of October 1, 1997 and 5,000,000 shares of preferred stock, $1.00 par value per share, of which no shares are issued or outstanding. The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Certificate of Incorporation and By-laws is a summary of all material terms of the Company's capital stock and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement, of which this Prospectus forms a part. As of October 1, 1997, the Common Stock was held of record by 559 stockholders.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Amended and Restated Certificate of Incorporation does not provide for cumulative voting for the election of directors. Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights. All outstanding shares of Common Stock are, and the Common Stock issuable upon the conversion of the Notes, upon such issuance will be fully paid and nonassessable.

    As of October 1, 1997, the Company had reserved for issuance (i) 1,992,408 shares of Common Stock under the Company's stock option plans and employee stock discount purchase plans, of which options to purchase 432,850 shares were outstanding; (ii) 102,984 shares issuable upon the exercise of options issued in connection with the acquisition of Edgewood; (iii) 402,743 shares issuable upon the conversion of convertible subordinated notes issued in connection with the acquisition of Edgewood (the "Edgewood Notes"); and (iv) 200,000 shares issuable upon the exercise of outstanding warrants issued to MascoTech in connection with the MSTI Acquisition.

PREFERRED STOCK

    Pursuant to the Amended and Restated Certificate of Incorporation, the Company will be authorized to issue "blank check" Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, will be authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

SECTION 203 OF DELAWARE CORPORATION LAW

    The Company is subject to the "business combination" statute of the Delaware General Corporation Law. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

TRANSFER AGENT

    First Chicago Trust Company of New York is the transfer agent for the Common Stock.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221). This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, or persons that have a "functional currency" other than the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The Company has not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions. THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

    As used herein, the term "United States Holder" means the beneficial owner of a Note or Common Stock that for United States federal income tax purposes is
(i) a citizen or resident of the United States, (ii) treated as a domestic corporation or domestic partnership, or (iii) an estate or trust that is subject to United States federal income taxation on a net income basis in respect of the Notes or Common Stock. A trust will be a "United States Holder" of a Note only if the trust is subject to the supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701 (a) (30) of the Code.

PAYMENT OF INTEREST

    Interest on a Note generally will be included in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes. The Notes will not have original issue discount.

LIQUIDATED DAMAGES

    In the event a registration statement is not filed or does not become effective as provided in the Registration Rights Agreement, the Company will be required to pay liquidated damages to certain United States Holders of the Notes and Common Stock. Under the Treasury Regulations regarding contingent payment debt instruments, any payment subject to a remote or incidental contingency (i.e., there is a remote likelihood that the payment will be required or the potential amount of the payment is insignificant relative to the remaining payments on the debt instrument) is not considered a contingent payment and is ignored for purposes of computing original issue discount accruals. The Company believes that the liquidated damage payments with respect to the Notes are subject to either a remote or incidental contingency. Accordingly, a United States Holder of a Note should be required to report any liquidated damage payment as interest for United States federal income tax purposes only at the time such payment is made or properly accrued under the United States Holder's method of accounting, if such liquidated payment is insignificant relative to the total expected amount of the remaining payments on the Note. If such liquidated damage payment were significant relative to such remaining payments, solely for purposes of the rules regarding original issue discount, such Note would be treated as retired and then re-issued on the date of any such payment for an amount equal to the adjusted issue prior of such Note on such date. The Company's position that the liquidated damage payments are subject to a remote or incidental contingency is binding on all holders unless the holder discloses its differing position in a statement attached to its federal income tax return for the taxable year during which the Note was acquired.

AMORTIZABLE BOND PREMIUM

    If a United States Holder of a Note acquires the Note at a cost that is in excess of the amount payable at maturity (after reducing such costs by an amount equal to the value of the conversion option), the United States Holder may elect under Section 171 of the Code to amortize the excess cost (as an offset to interest income) on a constant interest rate basis over the term of such Note. However, because the Notes may be redeemed at the option of the Company at a price in excess of their principal amount, a United States holder may be required to amortize any bond premium based on the earlier call date and the call price payable at that time. If the United States Holder makes an election to amortize bond premium, the tax basis of all such United States Holder's Notes will be reduced by the allowable bond premium amortization. The amortization election would apply to all debt instruments held or subsequently acquired by the electing purchaser and cannot be revoked without permission from the Service. On conversion of a Note into shares of Common Stock, no additional amortization of any bond premium would be allowed, and any remaining premium would be added to the United States Holder's basis in the Common Stock received.

MARKET DISCOUNT

    Investors acquiring Notes pursuant to this Offering Memorandum should consider that the resale of those Notes may be adversely affected by the market discount provisions of Sections 1276 through 1278 of the Code. Except as described below, gain recognized on the disposition of a Note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount. "Market discount" is defined generally as the excess, if any, of (i) the principal amount of the Note over (ii) the tax basis of the Note in the hands of the United States Holder immediately after its acquisition.

    Under a DE MINIMIS exception, there is no market discount if the excess of the principal amount of the obligation over the United States Holder's tax basis in the obligation is less than 0.25% of the principal amount multiplied by the number of complete years after the acquisition date to the obligation's date of maturity. Unless the United States Holder elects to accrue market discount on a constant yield basis, the accrued market discount generally would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the United States Holder and the denominator of which is the number of days after the United States Holder's acquisition of the obligation up to and including its maturity date.

    If a United States Holder of a Note acquired with market discount disposes of such Note in any transaction other than a sale, exchange or involuntary conversion, such United States Holder will be deemed to have realized an amount equal to the fair market value of the Note and will be required to recognize as ordinary income any accrued market discount. See the discussion below under "--Sale, Exchange or Redemption of the Notes" for the tax consequences of a sale or exchange. A partial principal payment (if any) on a Note will be includable as ordinary income upon receipt to the extent of any accrued market discount thereon. Although it is not free from doubt, any accrued market discount not previously taken into income prior to a conversion of a Note into shares of Common Stock should carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock, to the extent of any gain recognized on such disposition. A United States Holder of a Note acquired at a market discount also may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the maturity of the Note or the earlier disposition of the Note in a taxable transaction.

    A United States Holder of a Note acquired at a market discount may elect to include the market discount in income as it accrues (on either a straight-line basis or a constant yield basis). This election would apply to all market discount obligations as acquired by the electing United States Holder on or after the first day of the first year to which the election applies. The election may be revoked only with the consent of the Service. If a United States Holder of a Note elects to include market discount in income currently, the rules discussed above regarding (i) ordinary income recognition resulting from a sale and certain other disposition transactions and (ii) deferral of interest deductions would not apply.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES
    Upon the sale, exchange or redemption of a Note, subject to the market discount rules discussed above, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued and unpaid interest not previously recognized by such Holder, which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder, less any principal payments received by such Holder and increased by any market discount previously included in income by such Holder. Such capital gain or loss will be long-term capital gain or loss if the United States Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption.

CONVERSION OF THE NOTES

    A United States Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock, except with respect to cash received in lieu of a fractional share of Common Stock. Such Holder's tax basis in the Common Stock received on conversion of a Note will be the same as such Holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

    Cash received in lieu of a fractional share of Common Stock upon conversion should be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally should result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

DIVIDENDS ON THE COMMON STOCK

    The amount of any distribution by the Company in respect of the Common Stock (including any liquidated damages in respect of Common Stock as described above under "Description of Notes-- Registration Rights") will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to a tax as ordinary income, to the extent of the Company's current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the Holder's tax basis in the Common Stock and thereafter as gain from the sale or exchange of such stock.

    In general, a dividend distribution to a corporate United States Holder will qualify for the 70% dividends received deduction if the Holder owns less than 20% of the voting power and value of the Company's stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States Holder that owns 20% or more of the voting power and value of the Company's stock (other than any nonvoting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

    If at any time (i) the Company makes a distribution of cash or property to its stockholders or purchases Common Stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (E.G., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the conversion price of the Notes is decreased, or (ii) the conversion price of the Notes is decreased at the discretion of the Company, such decrease in conversion price may be deemed to be the payment of a taxable dividend to United States Holders of Notes (pursuant to Section 305 of the Code) to the extent of the Company's current or accumulated earnings and profits. Such Holders of Notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

SALE OF COMMON STOCK

    Upon the sale or exchange of Common Stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such Holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term if the United States Holder's holding period in the Common Stock is more than one year at the time of the sale or exchange. A United States Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "--Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    In general, certain information is required to be reported by the payor to the IRS with respect to payments of principal, premium, if any, and interest on a Note (including the payment of liquidated damages under the Registration Rights Agreement), payments of dividends on Common Stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of Common Stock to certain noncorporate United States Holders. The payor will be required to withhold backup withholding tax at the rate of 31% if (a) the payee fails to furnish a taxpayer identification number ("TIN") to the payor or establish an exemption from backup withholding, (b) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (c) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code or (d) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

    As used herein, the term "Non-United States Holder" means any beneficial owner of a Note or Common Stock that is not a United States Holder.

PAYMENT OF INTEREST

    Generally, interest income of a Non-United States Holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). However, interest paid on a Note by the Company or any Paying Agent to a Non-United States Holder will qualify for the "portfolio interest exemption" and therefore, subject to the discussion of backup withholding below, will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-United States Holder and provided that the Non-United States Holder (i) does not actually or constructively own (pursuant to the conversion feature of the Notes or otherwise) 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) is not a bank which acquired the Notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) provides a Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non-United States Holder or qualifying intermediary and furnishes the Company or its agent with a copy thereof.

    Proposed Treasury Regulations would provide alternative methods for satisfying the certification requirement described in clause (iv) above. The proposed Treasury Regulations also would require, in the case of Notes held by a foreign partnership, that (i) the certification described in clause (iv) above be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The proposed Treasury Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the proposed Treasury Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

    Except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-United States Holder. Effectively connected interest received by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Holder delivers a properly executed IRS Form 4224 to the payor.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

    A Non-United States Holder of a Note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the Note (including the receipt of cash in lieu of fractional shares upon conversion of a Note into Common Stock but not including any amount representing interest or accrued market discount) unless (1) the gain is effectively connected with a United States trade or business of the Non-United States Holder, (2) in the case of a Non-United States Holder who is an individual, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met, or (3) the Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

CONVERSION OF THE NOTES

    In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a Note into Common Stock by a Non-United States Holder except with respect to the receipt of cash in lieu of fractional shares by Non-United States Holders upon conversion of a Note where any of the conditions described above under "Non-United States Holders--Sale, Exchange or Redemption of the Notes" is satisfied.

SALE OR EXCHANGE OF COMMON STOCK

    Subject to the discussion below under "FIRPTA Treatment of Non-United States Holders," a Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of Common Stock unless any of the conditions described above under "Non-United States Holders--Sale, Exchange or Redemption of the Notes" is satisfied.

FIRPTA TREATMENT OF NON-UNITED STATES HOLDERS

    Under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), foreign persons generally are subject to United States federal income tax on capital gain realized on the disposition of any interest (other than solely as a creditor) in a corporation that is a United States real property holding corporation (a "USRPHC"). For this purpose, a foreign person is defined as any holder who is a foreign corporation (other than certain foreign corporations that elect to be treated as domestic corporations), a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation is 50 percent or more of the aggregate fair market value of certain assets of the corporation.

    The Company does not currently believe that it is a USRPHC. Thus, a foreign person that holds shares of the Common Stock of the Company generally will not be subject to the U.S. federal income tax on a sale or other disposition of the shares of Common Stock. Even if a corporation meets the test for a USRPHC, a foreign person would generally not be subject to tax, or withholding in respect to such tax, on gain from a sale or other disposition of such corporation's stock solely by reason of the corporation's USRPHC status if the stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, stock with a fair market value in excess of 5 percent of the fair market value of all such stock outstanding at any time during the shorter of the five-year period preceding such disposition or the holder's holding period. The Company believes that the Common Stock will be treated as regularly traded.

DIVIDENDS

    Distributions by the Company with respect to the Common Stock that are treated as dividends paid (or deemed paid), as described above under "United States Holders--Dividends" to a Non-United States Holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such Holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a Non-United States Holder will be taxed in the same manner as a United States Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder. If such Non-United States Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the Holder delivers IRS Form 4224 to the payor.

    Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury Regulations that are proposed to be effective for distributions after 1997, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In addition, under the proposed Treasury Regulations, in the case of common stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership and the partnership would be required to provide certain information, including a United States taxpayer identification number. The proposed Treasury Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the proposed Treasury Regulations will be adopted as final regulations.

DEATH OF A NON-UNITED STATES HOLDER

    A Note held by an individual who is a Non-United States Holder at the time of his or her death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such Holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, and provided that, at the time of death, payments with respect to such Notes would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

    Common Stock actually or beneficially held (other than through a foreign corporation) by a Non-United States Holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    United States information reporting requirements and backup withholding tax will not apply to payments on a Note to a Non-United States Holder if the statement described in "Non-United States Holders Payment of Interest" is duly provided by such Holder, provided that the payor does not have actual knowledge that the Holder is a United States person.

    Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a Note or any payment of the proceeds of the sale of Common Stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker is (i) a United States person, (ii) a foreign person that derives 50% of more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States or (iii) a controlled foreign corporation for United States federal income tax purposes. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i),
(ii) or (iii) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the Note provides the statement described in "Non-United States Holders--Payment of Interest" or otherwise establishes an exemption.

    If paid to an address outside the United States, dividends on Common Stock held by a Non-United States Holder will generally not be subject to the information reporting and backup withholding requirements described in this section, provided that the payor does not have actual knowledge that the Holder is a United States person. However, under the proposed Treasury Regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to rules applicable to foreign partnerships under the proposed Treasury Regulations.

THE COMPANY

    Under Section 279 of the Code, interest paid or incurred by a corporation with respect to certain convertible, subordinated indebtedness that is utilized to provide consideration for the acquisition of stock in another corporation (or a substantial portion of the assets of another corporation) is not deductible for federal income tax purposes to the extent interest on such "corporate acquisition indebtedness" as defined in Section 279 exceeds $5 million per year, reduced by the interest paid on certain other indebtedness that does not constitute "corporate acquisition indebtedness" for purposes of Section 279, but is used to fund corporate acquisitions. The Notes may constitute "corporate acquisition indebtedness" for purposes of Section 279 of the Code, which could result in all or a portion of the interest payments under the Notes not being deductible for federal income tax purposes. Although there can be no assurance, the Company does not anticipate that any significant portion of the interest deductions with respect to the Notes will be disallowed pursuant to Section 279.

                            SELLING SECURITYHOLDERS

    The following table sets forth: (i) the name of each Selling Securityholder;
(ii) the amount of Notes owned by each Selling Securityholder as of October 1, 1997 (unless otherwise noted); (iii) the maximum amount of Notes which may be offered for the account of such Selling Securityholder under this Prospectus;
(iv) the amount of Common Stock owned by each Selling Securityholder as of October 1, 1997 (unless otherwise noted); and (v) the maximum amount of Common Stock which may be offered for the account of such Selling Securityholder under this Prospectus. All information with respect to beneficial ownership has been furnished to the Company by the respective Selling Securityholders. Beneficial ownership of the Notes and Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

                                                                                              COMMON STOCK BENEFICIALLY OWNED
                                                    NOTES BENEFICIALLY OWNED                    PRIOR TO THE OFFERING(1)(2)
                                                      PRIOR TO THE OFFERING               ----------------------------------------
                                         -----------------------------------------------                                 NO. OF
                                                                        PRINCIPAL AMOUNT                                 SHARES
                                             AGGREGATE         % OF     OF NOTES OFFERED                     % OF       OFFERED
NAME OF SELLING SECURITYHOLDER           PRINCIPAL AMOUNT     CLASS          HEREBY       NO. OF SHARES     CLASS        HEREBY
---------------------------------------  -----------------  ----------  ----------------  --------------  ----------  ------------
Aim Charter Fund.......................  $   10,450,000           5.2%   $   10,450,000       201,932           1.0       201,932
Aim VI Growth & Income Fund............       1,300,000           1.0         1,300,000        25,120             *        25,120
Alexandra Global Investment Fund 1,
  Ltd..................................       2,500,000           1.3         2,500,000        48,309             *        48,309
Allstate Insurance Company.............       2,000,000           1.0         2,000,000        38,647             *        38,647
American Investors Life Insurance
  Company..............................       1,500,000           1.0         1,500,000        28,985             *        28,985
Argent Classic Convertible Arbitrage
  Fund (Bermuda) L.P...................      12,500,000           6.3        12,500,000       241,546           1.0       241,546
Arkansas Public Employee Retirement
  System...............................       1,275,000           1.0         1,275,000        24,637             *        24,637
Associated Electric & Gas Insurance
  Services.............................         200,000             *           200,000         3,864             *         3,864
Bancroft Convertible Fund, Inc.........         500,000             *           500,000         9,961             *         9,961
Bank of America Convertible Securities
  Fund.................................         250,000             *           250,000         4,830             *         4,830
Baptist Health of South Florida........         151,000             *           151,000         2,917             *         2,917
Boston Museum of Fine Art..............          64,000             *            64,000         1,236             *         1,236
Carrigaholt Capital (Bermuda) L.P......         500,000             *           500,000         9,961             *         9,961
Chrysler Corp Emp. #1 Pension Plan Dtd.
  4/1/89...............................       1,953,000           1.0         1,953,000        37,739             *        37,739
Chrysler Corporation Master Retirement
  Trust................................       2,000,000           1.0         2,000,000        38,647             *        38,647
Combined Insurance Company of America
  (3)..................................         500,000             *           500,000         9,961             *         9,961
Dean Witter Income Builders Fund.......       2,700,000           1.4         2,700,000        52,174             *        52,174
Delaware Public Employee Retirement
  System...............................       1,100,000           1.0         1,100,000        21,256             *        21,256
Delta Air Lines Master Trust...........       2,110,000           1.1         2,110,000        40,773             *        40,773
Donaldson, Lufkin & Jenrette Securities
  Corp.(4).............................      18,211,000           9.1        18,211,000       351,903           1.5       351,903
Dunham & Associates Fund II............          41,000             *            41,000           792             *           792
Dunham & Associates Fund III...........          18,000             *            18,000           347             *           347
Ellsworth Convertible Growth and Income
  Fund, Inc............................         500,000             *           500,000         9,961             *         9,961

                                                                                              COMMON STOCK BENEFICIALLY OWNED
                                                    NOTES BENEFICIALLY OWNED                    PRIOR TO THE OFFERING(1)(2)
                                                      PRIOR TO THE OFFERING               ----------------------------------------
                                         -----------------------------------------------                                 NO. OF
                                                                        PRINCIPAL AMOUNT                                 SHARES
                                             AGGREGATE         % OF     OF NOTES OFFERED                     % OF       OFFERED
NAME OF SELLING SECURITYHOLDER           PRINCIPAL AMOUNT     CLASS          HEREBY       NO. OF SHARES     CLASS        HEREBY
---------------------------------------  -----------------  ----------  ----------------  --------------  ----------  ------------
Employee Benefit Covertible Fund.......         145,000             *           145,000         2,801             *         2,801
Employers Reinsurance Corporation......       1,750,000           1.0         1,750,000        33,816             *        33,816
Engineers Joint Pension Fund...........         236,000             *           236,000         4,560             *         4,560
Forest Fulcrum Fund LP.................         100,000             *           100,000         1,932             *         1,932
Forest Global Convertible Fund Series
  A-5..................................         450,000             *           450,000         8,695             *         8,695
Forest Global Convertible Fund Series
  B-1..................................         133,000             *           133,000         2,570             *         2,570
Forest Performance Fund................         134,000             *           134,000         2,589             *         2,589
Forest Performance Greyhound...........         133,000             *           133,000         2,570             *         2,570
Franklin & Marshall College............         157,000             *           157,000         3,033             *         3,033
General Motors Investment Management
  Corporation..........................       8,500,000           4.3         8,500,000       164,251             *       164,251
Hawaiian Airlines--IAM.................          75,000             *            75,000         1,449             *         1,449
Hawaiian Airlines--Pilots Retirement...         100,000             *           100,000         1,932             *         1,932
Hawaiian Airlines--Salaried Employee
  Retirement Plan......................          15,000             *            15,000           289             *           289
Highbridge Capital Corporation.........       4,000,000           2.0         4,000,000        77,294             *        77,294
Hughes Aircraft Company Master
  Retirement Trust.....................       1,135,000           1.0         1,135,000        21,932             *        21,932
IBM Corp Retirement Plan Trust Dtd.
  12/18/45.............................       3,332,000           1.7         3,332,000        64,386             *        64,386
ICI American Holding...................         445,000             *           445,000         8,599             *         8,599
Kapiolani Medical......................         200,000             *           200,000         3,864             *         3,864
KD Offshore Fund, C.V..................         250,000             *           250,000         4,830             *         4,830
Kellner, DiLeo & Co....................         250,000             *           250,000         4,830             *         4,830
Lakeside Capital L.L.C.................         150,000             *           150,000         2,898             *         2,898
Lincoln National Convertible Securities
  Fund.................................       1,405,000           1.0         1,405,000        27,149             *        27,149
Lincoln National Life Insurance........       1,935,000           1.0         1,935,000        37,391             *        37,391
LLT Limited............................          50,000             *            50,000           966             *           966
Massachusetts Mutual Life Insurance
  Company(5)...........................       1,250,000           1.0         1,250,000        24,154             *        24,154
MassMutual Corporate Investors (5).....         140,000             *           140,000         2,705             *         2,705
MassMutual Corporation Value Partners
  Limited (5)..........................         300,000             *           300,000         5,797             *         5,797
MassMutual High Yield Partners LLC
  (5)..................................         360,000             *           360,000         6,956             *         6,956
MassMutual Participation Investors
  (5)..................................          75,000             *            75,000         1,449             *         1,449
McMahan Securities Co., L.P............         720,000             *           720,000        13,913             *        13,913
Mega Life & Health Ins. Co.............         250,000             *           250,000         4,830             *         4,830
Minnesota Power........................         250,000             *           250,000         4,830             *         4,830
Motors Insurance Corp..................       1,500,000           1.0         1,500,000        28,985             *        28,985
Nalco Chemical Co......................         210,000             *           210,000         4,057             *         4,057
New York Life Insurance Company (6)....       5,000,000           2.5         5,000,000        96,619             *        96,619
N.H.B.D. L.P...........................         175,000             *           175,000         3,381             *         3,381

                                                                                              COMMON STOCK BENEFICIALLY OWNED
                                                    NOTES BENEFICIALLY OWNED                    PRIOR TO THE OFFERING(1)(2)
                                                      PRIOR TO THE OFFERING               ----------------------------------------
                                         -----------------------------------------------                                 NO. OF
                                                                        PRINCIPAL AMOUNT                                 SHARES
                                             AGGREGATE         % OF     OF NOTES OFFERED                     % OF       OFFERED
NAME OF SELLING SECURITYHOLDER           PRINCIPAL AMOUNT     CLASS          HEREBY       NO. OF SHARES     CLASS        HEREBY
---------------------------------------  -----------------  ----------  ----------------  --------------  ----------  ------------
Nicholas-Appelgate Income & Growth
  Fund.................................       1,960,000           1.0         1,960,000        37,874             *        37,874
Occidental College.....................         139,000             *           139,000         2,685             *         2,685
OCM Convertible Limited Partnership....         250,000             *           250,000         4,830             *         4,830
OCM Convertible Trust..................       3,190,000           1.6         3,190,000        61,642             *        61,642
Oppenheimer Bond Fund for Growth.......       3,000,000           1.5         3,000,000        57,971             *        57,971
Pacific Horizon Capital Income Fund....       4,000,000           2.0         4,000,000        77,294             *        77,294
Pacific Innovation Trust Capital Income
  Fund.................................         135,000             *           135,000         2,608             *         2,608
Paloma Securities L.L.C................       9,600,000           4.8         9,600,000       185,507             *       185,507
Partner Reinsurance Company Ltd........         200,000             *           200,000         3,864             *         3,864
Pension Retirement Investment
  Management Board.....................       1,735,000           1.0         1,735,000        33,526             *        33,526
Physicians Life........................         300,000             *           300,000         5,797             *         5,797
R2 Investments, LDC....................         500,000             *           500,000         9,661             *         9,661
Sage Capital...........................         800,000             *           800,000        15,458             *        15,458
SAIF Corporation.......................       3,500,000           1.8         3,500,000        67,632             *        67,632
Salomon Brothers Total Return Fund.....         300,000             *           300,000         5,797             *         5,797
San Diego City Retirement..............         470,000             *           470,000         9,082             *         9,082
San Diego County Convertible...........       1,991,000           1.0         1,991,000        38,473             *        38,473
Silverton International Fund Limited...       6,400,000           3.2         6,400,000       123,671             *       123,671
Societe Generale Securities Corp.......       1,300,000             *         1,300,000        25,120             *        25,120
South Dakota Retirement System.........         500,000             *           500,000         9,661             *         9,661
Starvest--Discretionary................         400,000             *           400,000         7,729             *         7,729
State Employees' Retirement Fund of the
  State of Delaware....................         895,000             *           895,000        17,294             *        17,294
State of Connecticut Combined
  Investment Funds.....................       2,775,000           1.4         2,775,000        53,623             *        53,623
State of Oregon--Equity................       4,000,000           2.0         4,000,000        77,294             *        77,294
State Street Bank Cust. for 6E Pension
  Trust................................       1,058,000             *         1,058,000        20,444             *        20,444
The Class IC Company, Ltd..............         500,000             *           500,000         9,661             *         9,661
The Northwestern Mutual Life Insurance
  Company..............................       3,000,000(7)        1.5         3,000,000       325,871(8)        1.2        57,971
The TCW Group, Inc.....................       9,135,000           4.6         9,135,000       176,521             *       176,521
United National Insurance..............          70,000             *            70,000         1,352             *         1,352
United Food and Commercial Workers
  Local 1262 and Employer's Pension
  Fund.................................         530,000             *           530,000        10,241             *        10,241
Vanguard Convertible Securities Fund,
  Inc..................................       1,945,000           1.0         1,945,000        37,584             *        37,584
Wake Forest University.................         370,000             *           370,000         7,149             *         7,149
Walker Art Center......................         165,000             *           165,000         3,188             *         3,188
Weirton Trust..........................         425,000             *           425,000         8,212             *         8,212

                                                                                              COMMON STOCK BENEFICIALLY OWNED
                                                    NOTES BENEFICIALLY OWNED                    PRIOR TO THE OFFERING(1)(2)
                                                      PRIOR TO THE OFFERING               ----------------------------------------
                                         -----------------------------------------------                                 NO. OF
                                                                        PRINCIPAL AMOUNT                                 SHARES
                                             AGGREGATE         % OF     OF NOTES OFFERED                     % OF       OFFERED
NAME OF SELLING SECURITYHOLDER           PRINCIPAL AMOUNT     CLASS          HEREBY       NO. OF SHARES     CLASS        HEREBY
---------------------------------------  -----------------  ----------  ----------------  --------------  ----------  ------------
Zeneca Holdings........................         445,000             *           445,000         8,599             *         8,599
                                         -----------------        ---   ----------------  --------------        ---   ------------
    Subtotal...........................     163,616,000          81.8       163,616,000     3,429,562          13.0     3,161,662
Unnamed holders of Notes or any future
  transferrees, pledgees, donees or
  successors of or from any such
  unnamed holders (9)..................      36,384,000          18.2        36,384,000       703,072(10)       3.0       703,072
                                         -----------------        ---   ----------------  --------------        ---   ------------
    Total..............................  $  200,000,000           100%   $  200,000,000     4,132,634          15.5%    3,864,734
                                         -----------------        ---   ----------------  --------------        ---   ------------
                                         -----------------        ---   ----------------  --------------        ---   ------------

------------------------

*   Less than one percent.

(1) Reflects the shares of Common Stock into which the Notes held by such Selling Securityholder are convertible at the initial conversion rate. The Conversion Price and the number of shares of Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes--Conversion Rights." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time.

(2) Assumes conversion into Common Stock of the full amount of Notes held by the Selling Securityholder at the initial conversion rate and the offering of such shares by such Selling Securityholder pursuant to this Prospectus. The Conversion Price and the number of shares of Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion Rights." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Notes; rather, cash will be paid in lieu of fractional shares, if any.

(3) Amounts as of October 14, 1997.

(4) Amounts as of December 3, 1997.

(5) Amounts as of October 9, 1997.

(6) Amounts as of October 29, 1997.

(7) Includes $500,000 in principal amount held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account.

(8) Includes 267,900 shares of Common Stock held by affiliates of The Northwestern Mutual Life Insurance Company.

(9) No such holder may offer Notes pursuant to this Prospectus until such holder is included as a Selling Securityholder in a supplement to this Prospectus in accordance with the Registration Rights Agreement.

(10) Assumes that the unnamed holders of Notes or any future transferees, pledgees, donees or successors of or from any such unnamed holder do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial conversion rate.

    Because the Selling Securityholders may, pursuant to this Prospectus, offer all or some portion of the Notes and Common Stock they presently hold or, with respect to Common Stock, have the right to acquire upon conversion of such Notes, no estimate can be given as to the amount of the Notes and Common Stock that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes and Common Stock since the date on which they provided the information regarding their Notes and Common Stock in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

    Only Selling Securityholders identified above who beneficially own the Notes and Common Stock set forth opposite each such Selling Securityholder's name in the foregoing table on the effective date of the Registration Statement may sell such Notes and Common Stock pursuant to this Prospectus. The Company may from time to time, in accordance with the Registration Rights Agreement, include additional Selling Securityholders in supplements to this Prospectus.

    The Company has agreed to pay the cost of the registration of the Securities and the preparation of this Prospectus and the Registration Statement under which it is filed. The Selling Securityholders are responsible for any underwriting discounts and commissions relating to the Securities to be sold by the Selling Securityholders.

                              PLAN OF DISTRIBUTION

    The Notes were issued to the Selling Securityholders in connection with an underwritten private placement. The Company entered into the Registration Rights Agreement with the Initial Purchasers for the benefit of holders of the Notes to register their Notes and such Common Stock under the Securities Act under certain circumstances and at certain times. The Registration Rights Agreement provides for cross-indemnification of the Selling Securityholders and the Company for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of the registration of the Notes and such Common Stock.

    The Notes and the underlying Common Stock may by sold from time to time by the Selling Securityholders. The Selling Securityholder may from time to time sell all or a portion of the Securities in one or more transactions (which may involve one or more block transactions) on the exchange on which the Securities are traded, if any, in the over-the-counter market, in separately negotiated transactions or in a combination of such transactions; that each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices; that some or all of the Securities may be sold through brokers acting on behalf of the Selling Securityholder or to dealers or underwriters for resale by such dealers or underwriters; and that in connection with such sales such brokers, dealers and underwriters may receive compensation in the form of discounts or commissions from the Selling Securityholder and may receive commissions from the purchasers of Shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this Prospectus to any person who purchases any of the Securities from or through such broker or dealer.

    To the extent required, the specific aggregate principal amount of Notes or shares of Common Stock to be sold, the respective purchase price and the public offering price, the names of any such broker, dealer or underwriter, any commissions or discounts with respect to a particular offer and any other information material to the transaction will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

    In connection with any sales through a broker, such broker may act as agent for the Selling Securityholder or may purchase from the Selling Securityholder all or a portion of such Securities as principal. Securities sold by a broker may be made in one or more of the following transactions: (i) block transactions (which may involve crosses) in which a broker may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any broker as principal and resale by such broker for its own account pursuant to a Prospectus Supplement; (iii) an exchange distribution or a secondary distribution in accordance with applicable NYSE rules; (iv) ordinary brokerage transactions and transactions in which any broker solicits purchasers; (v) sales "at the market" to or through the market maker or into an existing trading market, on an exchange or otherwise, for such Securities; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers.

    The Company will use its best efforts to cause the Registration Statement to which this Prospectus relates to become effective as soon as practicable and to keep the Registration Statement effective for a period of two years from July 29, 1997 (the latest date of original issuance of the Notes), or until the Registration Statement is no longer required for transfer of the Notes or the underlying Common Stock. The Company is permitted to suspend the use of this Prospectus in connection with the sales of Notes and the underlying Common Stock by holders upon the happening of certain events or if there exists any act that makes any statement of material fact made in this Prospectus untrue or that requires the making of additions to or changes in the Prospectus in order to make the statements herein not misleading until such time as the Company advises the Selling Securityholders that use of the Prospectus may be resumed. Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to pay the cost of the registration of the Securities and the preparation of this Prospectus and the Registration Statement under which it is filed. The expenses so payable by the Company are estimated to be approximately $140,000.

    In order to comply with the securities laws of certain states, if applicable, the Notes and the underlying Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and the underlying Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

    Any Securities covered by this Prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus. There can be no assurance that any Selling Securityholder will sell any or all of the Notes or the underlying Common Stock described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

                                 LEGAL MATTERS

    Certain legal matters regarding the validity of the Notes and the shares of Common Stock issuable upon the conversion of the Notes have been passed upon for the Company by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations).

                                    EXPERTS

    The audited financial statements incorporated by reference into this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE SELLING SECURITYHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
AVAILABLE INFORMATION..........................          1

INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE....................................          1

THE COMPANY....................................          3

RISK FACTORS...................................          5

USE OF PROCEEDS................................          8

RATIO OF EARNINGS TO FIXED CHARGES.............          9

DESCRIPTION OF NOTES...........................          9

DESCRIPTION OF CAPITAL STOCK...................         25

CERTAIN UNITED STATES FEDERAL INCOME TAX
  CONSEQUENCES.................................         26

SELLING SECURITYHOLDERS........................         34

PLAN OF DISTRIBUTION...........................         38

LEGAL MATTERS..................................         39

EXPERTS........................................         39

                                  $200,000,000

                                     [LOGO]

                          5% CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2004

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                                December 5, 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------